UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated August 28, 2024

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 28 August 2024 entitled ‘Call Option Exercise and Related Cancellation’.

VODAFONE GROUP PLC

U.S.$1,300,000,000 Capital Securities due 3 October 2078 (ISIN: XS1888180640; Common Code: 188818064) (the "Securities")

28th August 2024

Announcement of Issuer's Call Option Exercise and Related Cancellation of the Listing of the Securities

Vodafone Group Plc (the "Issuer") today gave notice to the holders of its outstanding Securities of the exercise of its Issuer's call option (the "Issuer's Call Option") pursuant to Condition 6(b) of the terms and conditions of the Securities (the "Conditions") set out in Schedule 1 Part 4 to the Trust Deed related to the Securities dated 3 October 2018 (the "Trust Deed").

The Issuer shall redeem all outstanding Securities pursuant to such Issuer's Call Option on 2 October 2024 (the "Redemption Date") at their principal amount together with any accrued and unpaid interest up to (but excluding) the Redemption Date.

Payment of the redemption monies will be made through Euroclear Bank SA/NV and Clearstream Banking S.A., in accordance with their standard procedures.

The Issuer has requested the Financial Conduct Authority (the "FCA") to cancel the listing of all outstanding Securities on the Redemption Date pursuant to LR 5.2.8 of the FCA Listing Rules.

Unless otherwise defined herein, defined terms used have the meanings given to them in the Trust Deed.

LEI Number (Vodafone Group Plc): 213800TB53ELEUKM7Q61

C2 General

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: August 28, 2024	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary